SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO.  1)

Infinera Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45667G103
(CUSIP Number)

Steven M. Spurlock
c/o Benchmark Capital
2480 Sand Hill Road, Suite 200
Menlo Park, California 94025
(650) 854-8180
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:
Sean Caplice, Esq.
c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
1200 Seaport Blvd., Redwood City, CA  94063
(650) 463-5201

March 23, 2010
 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 19 Pages

CUSIP NO. 45667G103	13 D	Page 2 of 19 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Benchmark Capital Partners IV, L.P. (“BCP IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
2,657,763 shares of Common Stock of Issuer (“Common Shares”), except that Benchmark Capital Management Co. IV, L.L.C. (“BCMC IV”), the general partner of BCP IV, may be deemed to have sole power to vote these shares, and Alexandre Balkanski (“Balkanski”), Bruce W. Dunlevie (“Dunlevie”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), Robert C. Kagle (“Kagle”) and Steven M. Spurlock (“Spurlock”), the members of BCMC IV, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9
SOLE DISPOSITIVE POWER
2,657,763 Common Shares, except that BCMC IV, the general partner of BCP IV, may be deemed to have sole power to dispose of these shares, and Balkanski, Dunlevie, Gurley, Harvey, Kagle and Spurlock, the members of BCMC IV, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,657,763
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 45667G103	13 D	Page 3 of 19 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Benchmark Capital Management Co. IV, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
2,657,763 Common Shares, all of which are directly owned by BCP IV.  BCMC IV, the general partner of BCP IV, may be deemed to have sole power to vote these shares, and Balkanski, Dunlevie, Gurley, Harvey, Kagle and Spurlock, the members of BCMC IV, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9
SOLE DISPOSITIVE POWER
2,657,763 Common Shares, all of which are directly owned by BCP IV.  BCMC IV, the general partner of BCP IV, may be deemed to have sole power to dispose of these shares, and Balkanski, Dunlevie, Gurley, Harvey, Kagle and Spurlock, the members of BCMC IV, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,657,763
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 45667G103	13 D	Page 4 of 19 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Benchmark Capital Partners VI, L.P. (“BCP VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
2,191,307 Common Shares, except that Benchmark Capital Management Co. VI, L.L.C. (“BCMC VI”), the general partner of BCP VI, may be deemed to have sole power to vote these shares, and Balkanski, Matthew R. Cohler (“Cohler”), Dunlevie, Peter H. Fenton (“Fenton”), Gurley, Harvey, Kagle, Mitchell H. Lasky (“Lasky”) and Spurlock, the members of BCMC VI, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9
SOLE DISPOSITIVE POWER
2,191,307 Common Shares, except that BCMC VI, the general partner of BCP VI, may be deemed to have sole power to dispose of these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC VI, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,191,307
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 29383P100	13 D	Page 5 of 19 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Benchmark Capital Management Co. VI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
2,191,307 Common Shares, all of which are directly owned by BCP VI.  BCMC VI, the general partner of BCP VI, may be deemed to have sole power to vote these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC VI, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9
SOLE DISPOSITIVE POWER
2,191,307 Common Shares, all of which are directly owned by BCP VI.  BCMC VI, the general partner of BCP VI, may be deemed to have sole power to dispose of these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC VI, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,191,307
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 29383P100	13 D	Page 6 of 19 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Alexandre Balkanski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8
SHARED VOTING POWER
4,849,070 Common Shares, of which 2,657,763 are directly owned by BCP IV and 2,191,307 are directly owned by BCP VI.  BCMC IV is the general partner of BCP IV, and BCMC VI is the general partner of BCP VI.  Balkanski is a member of both BCMC IV and BCMC VI, and may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
10
SHARED DISPOSITIVE POWER
4,849,070 Common Shares, of which 2,657,763 are directly owned by BCP IV and 2,572,907 are directly owned by BCP VI.  BCMC IV is the general partner of BCP IV, and BCMC VI is the general partner of BCP VI.  Balkanski is a member of both BCMC IV and BCMC VI, and may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,489,070
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 29383P100	13 D	Page 7 of 19 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Matthew R. Cohler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8
SHARED VOTING POWER
2,191,307 Common Shares, all of which are directly owned by BCP VI.  BCMC VI is the general partner of BCP VI, and Cohler, a member of BCMC VI, may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
10
SHARED DISPOSITIVE POWER
2,191,307 Common Shares, all of which are directly owned by BCP VI.  BCMC VI is the general partner of BCP VI, and Cohler, a member of BCMC VI, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,191,307
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 29383P100	13 D	Page 8 of 19 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bruce W. Dunlevie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8
SHARED VOTING POWER
4,849,070 Common Shares, of which 2,657,763 are directly owned by BCP IV and 2,191,307 are directly owned by BCP VI.  BCMC IV is the general partner of BCP IV, and BCMC VI is the general partner of BCP VI.  Dunlevie is a member of both BCMC IV and BCMC VI, and may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
10
SHARED DISPOSITIVE POWER
5,230,670 Common Shares, of which 2,657,763 are directly owned by BCP IV and 2,191,307 are directly owned by BCP VI.  BCMC IV is the general partner of BCP IV, and BCMC VI is the general partner of BCP VI.  Dunlevie is a member of both BCMC IV and BCMC VI, and may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,849,070
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 29383P100	13 D	Page 9 of 19 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Peter H. Fenton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8
SHARED VOTING POWER
2,191,307 Common Shares, all of which are directly owned by BCP VI.  BCMC VI is the general partner of BCP VI, and Fenton, a member of BCMC VI, may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
10
SHARED DISPOSITIVE POWER
2,191,307 Common Shares, all of which are directly owned by BCP VI.  BCMC VI is the general partner of BCP VI, and Fenton, a member of BCMC VI, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,191,307
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 29383P100	13 D	Page 10 of 19 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) J. William Gurley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8
SHARED VOTING POWER
4,849,070 Common Shares, of which 2,657,763 are directly owned by BCP IV and 2,191,307 are directly owned by BCP VI.  BCMC IV is the general partner of BCP IV, and BCMC VI is the general partner of BCP VI.  Gurley is a member of both BCMC IV and BCMC VI, and may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
10
SHARED DISPOSITIVE POWER
4,849,070 Common Shares, of which 2,657,763 are directly owned by BCP IV and 2,191,307 are directly owned by BCP VI.  BCMC IV is the general partner of BCP IV, and BCMC VI is the general partner of BCP VI.  Gurley is a member of both BCMC IV and BCMC VI, and may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,849,070
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 29383P100	13 D	Page 11 of 19 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kevin R. Harvey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8
SHARED VOTING POWER
4,849,070 Common Shares, of which 2,657,763 are directly owned by BCP IV and 2,191,307 are directly owned by BCP VI.  BCMC IV is the general partner of BCP IV, and BCMC VI is the general partner of BCP VI.  Harvey is a member of both BCMC IV and BCMC VI, and may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
10
SHARED DISPOSITIVE POWER
4,849,070 Common Shares, of which 2,657,763 are directly owned by BCP IV and 2,191,307 are directly owned by BCP VI.  BCMC IV is the general partner of BCP IV, and BCMC VI is the general partner of BCP VI.  Harvey is a member of both BCMC IV and BCMC VI, and may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,849,070
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 29383P100	13 D	Page 12 of 19 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert C. Kagle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8
SHARED VOTING POWER
4,849,070 Common Shares, of which 2,657,763 are directly owned by BCP IV and 2,191,307 are directly owned by BCP VI.  BCMC IV is the general partner of BCP IV, and BCMC VI is the general partner of BCP VI.  Kagle is a member of both BCMC IV and BCMC VI, and may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
10
SHARED DISPOSITIVE POWER
4,849,070 Common Shares, of which 2,657,763 are directly owned by BCP IV and 2,191,307 are directly owned by BCP VI.  BCMC IV is the general partner of BCP IV, and BCMC VI is the general partner of BCP VI.  Kagle is a member of both BCMC IV and BCMC VI, and may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,849,070
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 29383P100	13 D	Page 13 of 19 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mitchell H. Lasky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8
SHARED VOTING POWER
2,191,307 Common Shares, all of which are directly owned by BCP VI.  BCMC VI is the general partner of BCP VI, and Lasky, a member of BCMC VI, may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10
SHARED DISPOSITIVE POWER
2,191,307 Common Shares, all of which are directly owned by BCP VI.  BCMC VI is the general partner of BCP VI, and Lasky, a member of BCMC VI, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,191,307
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	2.2%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 29383P100	13 D	Page 14 of 19 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Steven M. Spurlock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8
SHARED VOTING POWER
4,849,070 Common Shares, of which 2,657,763 are directly owned by BCP IV and 2,191,307 are directly owned by BCP VI.  BCMC IV is the general partner of BCP IV, and BCMC VI is the general partner of BCP VI.  Spurlock is a member of both BCMC IV and BCMC VI, and may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10
SHARED DISPOSITIVE POWER
4,849,070 Common Shares, of which 2,657,763 are directly owned by BCP IV and 2,191,307 are directly owned by BCP VI.  BCMC IV is the general partner of BCP IV, and BCMC VI is the general partner of BCP VI.  Spurlock is a member of both BCMC IV and BCMC VI, and may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,849,070
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	5.0%
14	TYPE OF REPORTING PERSON	IN

Page 15 of 19 Pages

Statement on Schedule 13D

This Amendment No. 1 is filed to amend the original Statement on Schedule 13D (the “Original 13D Filing” filed by the Reporting Persons relating to the beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”), of Infinera Corporation, a Delaware corporation (the “Issuer”).  This Amendment No. 1 is being filed by Benchmark Capital Partners IV, L.P., Benchmark Capital Management Co. IV, L.L.C., Benchmark Capital Partners VI, L.P., Benchmark Capital Management Co. VI, L.L.C., Alexandre Balkanski, Matthew R. Cohler, Bruce W. Dunlevie, Peter H. Fenton, J. William Gurley, Kevin R. Harvey, Robert C. Kagle, Mitchell H. Lasky and Steven M. Spurlock to report the sale of Common Stock of the Company.

ITEM 1.	Security and Issuer.

The class of equity securities to which this statement relates is the Common Stock of the Issuer. The Issuer’s principal executive offices are located at 169 Java Drive, Sunnyvale, California, 94089.

ITEM 2.	Identity and Background.

(a)	Name:

This Statement is filed by Benchmark Capital Partners IV, L.P., a Delaware limited partnership (“BCP IV”), Benchmark Capital Management Co. IV, L.L.C, a Delaware limited liability company (“BCMC IV”), Benchmark Capital Partners VI, L.P., a Delaware limited partnership (“BCP VI”), Benchmark Capital Management Co. VI, L.L.C., a Delaware limited liability company (“BCMC VI”), Alexandre Balkanski (“Balkanski”), Matthew R. Cohler (“Cohler”), Bruce W. Dunlevie (“Dunlevie”), Peter H. Fenton (“Fenton”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), Robert C. Kagle (“Kagle”), Mitchell H. Lasky (“Lasky”) and Steven M. Spurlock (“Spurlock”), each of which is a member of BCMC IV and/or BCMC VI.  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

BCMC IV, the general partner of BCP IV, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by BCP IV.  Balkanski, Dunlevie, Gurley, Harvey, Kagle and Spurlock are members of BCMC IV and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by BCP IV.

BCMC VI, the general partner of BCP VI, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by BCP VI.  Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock are members of BCMC VI and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by BCP VI.

(b)	Residence or business address:

The address of the principal business office for each of the Reporting Persons is c/o Benchmark Capital, 2480 Sand Hill Road, Suite 200, Menlo Park, California, 94025.

(c)           The principal occupation of each individual who is a Reporting Person is venture capitalist.  The principal business of BCP IV and BCP VI is to make investments in private and public companies, and the principal business of BCMC IV and BCMC VI is to serve as the general partner of BCP IV and BCP VI, respectively.

Page 16 of 19 Pages

(d)           During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Citizenship:

BCP IV and BCP VI are Delaware limited partnerships.  BCMC IV and BCMC VI are Delaware limited liability companies.  Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock are United States citizens.

ITEM 3.	Source and Amount of Funds or Other Consideration. Not applicable

ITEM 4.	Purpose of Transaction.

BCP VI sold an aggregate of 996,800 shares of the Issuer’s Common Stock, as detailed in Item 5(c) below.

The Reporting Persons hold their securities of the Issuer for investment purposes.  Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Company's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.                Interest in Securities of the Issuer.

(a)
See Rows 11 and 13 for each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 97,794,833 shares of Common Stock outstanding as of March 24, 2010, as reported by the Issuer.

(b)	See Rows 7, 8, 9, and 10 for each Reporting Person.

(c)	BCP VI sold an aggregate of 996,800 shares of the Issuer’s Common Stock in open market transactions within 60 days of the date of this filing, as follows:

Page 17 of 19 Pages

1. Date of transaction	2. Number of shares of common stock sold	3. Average price per share
3/17/2010	373,000	$8.1629
3/18/2010	215,000	$8.1255
3/19/2010	130,000	$8.1334
3/22/2010	118,800	$8.0232
3/23/2010	160,000	$8.1753

(d)
Under certain circumstances set forth in the limited partnership agreements of BCP IV and BCP VI, the general partners and the limited partners of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or managing member.

(e)
In connection with the transactions reported hereunder, each of the Reporting Persons ceased to be joint filers reporting beneficial ownership of more than five percent of a class of securities of the Company.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

2,191,307 shares of the Issuer’s Common Stock are held directly by BCP IV, as nominee for BCP IV, Benchmark Founders’ Fund IV, L.P., Benchmark Founders’ Fund IV-A, L.P., Benchmark Founders’ Fund IV-B, L.P., Benchmark Founders’ Fund IV-X, L.P., and related individuals.

2,657,763 shares of the Issuer’s Common Stock are held directly by BCP VI, as nominee for BCP VI, Benchmark Founders’ Fund VI, L.P., Benchmark Founders’ Fund VI-B, L.P., and related individuals.

In connection with his service on the Issuer’s board of directors, Balkanski received an option to purchase 75,000 shares of the Issuer’s Common Stock on January 3, 2007, an option to purchase 12,500 shares of the Issuer’s Common Stock on June 6, 2007, an option to purchase 12,500 shares of the Issuer’s Common Stock on May 13, 2008, and 15,000 performance share units representing the contingent right to purchase up to 30,000 shares of the Issuer’s Common Stock on February 10, 2009. On December 15, 2009, Alex Balkanski resigned from the Issuer’s board of directors.  Following this resignation, all such options expired without exercise.

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit A: Reference to Steven M. Spurlock as Attorney-In-Fact (incorporated by reference to the Original 13D Filing)

Exhibit B: Agreement regarding joint filing of Schedule 13D (incorporated by reference to the Original 13D Filing)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 26, 2010

BENCHMARK CAPITAL PARTNERS IV, L.P., a Delaware Limited Partnership

BENCHMARK CAPITAL MANAGEMENT CO. IV, L.L.C., a Delaware Limited Liability Company

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Managing Member

BENCHMARK CAPITAL PARTNERS VI, L.P., a Delaware Limited Partnership

BENCHMARK CAPITAL MANAGEMENT CO. VI, L.L.C., a Delaware Limited Liability Company

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Managing Member

ALEXANDRE BALKANSKI
MATTHEW R. COHLER
BRUCE W. DUNLEVIE
PETER H. FENTON
J. WILLIAM GURLEY
KEVIN R. HARVEY
ROBERT C. KAGLE
MITCHELL H. LASKY
STEVEN M. SPURLOCK

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Attorney-in-Fact

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

EXHIBIT INDEX

Exhibit	Description

A	Incorporated by Reference to the Original 13D Filing

B	Incorporated by Reference to the Original 13D Filing